October 22, 2008

VIA EDGAR AND TELECOPIER (202-772-9367)
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attention: Gabriel Eckstein

RE:	Graybar Electric Company, Inc. and Voting Trustees
under Voting Trust Agreement
Registration Statement on Form S-1
(Registration No. 333-153266)

Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Graybar Electric Company, Inc. and the Voting Trustees under the Voting
Trust Agreement, dated as of March 16, 2007, relating to Common Stock issued by
Graybar Electric Company, Inc. hereby request acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at 4:00 p.m. on
October 22, 2008, or as soon thereafter as practicable. For clarification, this request is intended to replace the request for acceleration that was filed with the Commission on
October 17, 2008, at the Staff’s request.

In addition, the Company and the Voting Trustees hereby acknowledge that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing,

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company or the Voting Trustees from their full responsibility for the adequacy and accuracy of the disclosure in the filing, and

·	the Company and the Voting Trustees may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call James R. Levey at (314) 259-2296, if you have any questions or comments. Thanks for your continued assistance.

Sincerely,

GRAYBAR ELECTRIC COMPANY, INC.

By:	/s/M. W. Geekie
M. W. Geekie, Senior Vice President,
Secretary and General Counsel

VOTING TRUSTEES

/s/R. A. Reynolds, Jr.
R. A. Reynolds, Jr.

/s/D. E. DeSousa
D. E. DeSousa

/s/L. R. Giglio
L. R. Giglio

/s/T. S. Gurganous
T. S. Gurganous

/s/R. D. Offenbacher
R. D. Offenbacher